Exhibit 97

ASSURANT, INC.
COMPENSATION CLAWBACK POLICY

This Compensation Clawback Policy (“Policy”) of Assurant, Inc. (“Company”) has been adopted by the Compensation Committee of the Board of Directors (“the Board”) on November 8, 2023 and is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended (“Exchange Act”), including Rule 10D-1 (“Rule 10D-1”), as well as Section 303A.14 of the New York Stock Exchange (“NYSE”) Listed Company Manual (“Section 303A.14”). Capitalized terms are defined in Section 2.

1.    Recoupment of Erroneously Awarded Compensation

This Policy will be triggered in the event that the Company is required to prepare an Accounting Restatement. If an Accounting Restatement occurs, the Company will promptly review the matter and, if applicable, will seek to recover from any Covered Executive who received Covered Compensation during the three (3) fiscal years immediately preceding the date on which the Company is required to prepare such Accounting Restatement (the “Recoupment Period”), the amount of such Covered Compensation that would not have been granted, earned or vested to the Covered Executive under the restated financial statements (such excess amount, the “Erroneously Awarded Compensation”). If the Financial Reporting Measure applicable to the Covered Compensation is a stock price or total shareholder return measure, then the amount of the Erroneously Awarded Compensation shall be determined based on a reasonable estimate of the effect of the Accounting Restatement on the Company’s stock price or total shareholder return upon which such Covered Compensation was received. The amount of Erroneously Awarded Compensation shall be calculated on a pre-tax basis.

This Policy applies regardless of (a) whether the Covered Executive engaged in misconduct or had any responsibility for the noncompliance with financial reporting requirements or (b) if or when the restated financial statements are filed.

There is no exception for de minimis amounts of Erroneously Awarded Compensation. However, notwithstanding anything to the contrary in this Policy, the Company is not required to recover any Erroneously Awarded Compensation in the event that the Compensation Committee has made a determination that recovery of the Erroneously Awarded Compensation would be impracticable because either:

    (a) the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered; provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation pursuant to this clause (a), the Company shall have first made a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt to recover, and provide that documentation to the NYSE; or

    (b) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Sections 401(a)(13) or 411(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

The Company shall not indemnify any Covered Executive, directly or indirectly, for any losses that such individual may incur in connection with the recovery of any Incentive Compensation as set forth in this Policy, including through the payment of insurance premiums or gross-up payments.

2.    Definitions

Capitalized terms used but not defined in this Policy below shall have the meanings set forth in the Amended and Restated Assurant, Inc. 2017 Long Term Equity Incentive Plan. For purposes of this Policy, the following definitions shall apply:

    (a) “Accounting Restatement” means an accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. For purposes of this Policy, an Accounting Restatement shall not be deemed to occur in the event of a restatement of the Company’s financial statements due to an out-of-period adjustment or a retrospective (i) application of a change in accounting principles; (ii) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; or (v) revision for stock splits, reverse stock splits, stock dividends, or other changes in capital structure.

    (b) “Compensation Committee” means the Compensation and Talent Committee of the Board or any successor committee thereof.

    (c) “Covered Compensation” means any Incentive Compensation received by a Covered Executive during the applicable Recoupment Period; provided that such Covered Compensation was received by such Covered Executive (i) after the Effective Date, (ii) after Covered Executive commenced service as a Covered Executive and (iii) while the Company had a class of securities publicly listed on a United States national securities exchange.

For purposes of this Policy, Incentive Compensation is “received” by a Covered Executive during the fiscal period in which the financial reporting measure applicable to such Incentive Compensation (or portion thereof) is attained, even if the payment or grant of such Incentive Compensation occurs thereafter.

    (d) “Covered Executive” means the Company’s current and former executive officers as determined by the Compensation Committee in accordance with the definition set forth in Rule 10D-1 and Section 303A.14. The determination as to an individual’s status shall be made by the Compensation Committee and such determination shall be final, conclusive, and binding on such individual and all other interested persons.

    (e) “Effective Date” shall mean October 2, 2023, the date on which Section 303A.14 became effective.

(f) “Financial Reporting Measure” means any (i) measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, (ii) stock price measure or (iii) total shareholder return measure (and any measures that are derived wholly or in part from any measure referenced in clause (i), (ii) or (iii) above). A Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the Securities Exchange Commission.

    (g) “Incentive Compensation” shall mean any compensation that is granted, earned, or vested based wholly or in part upon the attainment of any Company Financial Reporting Measure.

3.    Administration

This Policy shall be administered by the Compensation Committee. All decisions of the Compensation Committee shall be final, conclusive, and binding upon the Company and the Covered Executives, their beneficiaries, executors, administrators, and any other legal representative. The Compensation Committee shall have full power and authority to (a) administer and interpret this Policy; (b) correct any defect, supply any omission and reconcile any inconsistency in this Policy; and (c) make any other determination and take any other action that the Compensation Committee deems necessary or desirable for the administration of this Policy and to comply with applicable law (including Section 10D of the Exchange Act) and applicable stock exchange rules and regulations.

The Compensation Committee shall determine, in its sole discretion, the timing and method for promptly recouping Erroneously Awarded Compensation hereunder, which may include without limitation (a) seeking reimbursement of all or part of any cash or equity-based award, (b) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid, (c) cancelling or offsetting against any planned future cash or equity-based awards otherwise owed by the Company to the Covered Executive, (d) forfeiture of deferred compensation, subject to compliance with Section 409A of the Code and (e) any other method authorized by applicable law or contract.

4.    Miscellaneous

Any Covered Executive who has received Covered Compensation will be required to cooperate fully with the Company in connection with the enforcement of this Policy, including the repayment of any excess compensation. Failure to cooperate may result in disciplinary action, up to and including termination of employment.

This Policy will be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators, or other legal representatives.

Any recovery, recoupment, or forfeiture of Incentive Compensation under this Policy shall be in addition to any other remedies that may be available to the Company, the Board, or the Compensation Committee under the Amended and Restated Assurant, Inc. 2017 Long Term Equity Incentive Plan (or any award agreement thereunder) or any other Company plan, policy or arrangement.

Subject to Rule 10D-1 and Section 303A.14, this Policy may be amended or terminated by the Compensation Committee at any time. To the extent that any applicable law, or stock exchange rules or regulations require recovery of erroneously awarded compensation in circumstances in addition to those specified herein, nothing in this Policy shall be deemed to limit or restrict the right or obligation of the Company to recover erroneously awarded compensation to the fullest extent required by such applicable law, exchange rules and regulations.